United States securities and exchange commission logo





                            August 31, 2023

       Warren Rehn
       Chief Executive Officer
       Golden Minerals Company
       350 Indiana Street, Suite 650
       Golden, CO 80401

                                                        Re: Golden Minerals
Company
                                                            Registration
Statement on Form S-1
                                                            Filed August 16,
2023
                                                            File No. 333-274011

       Dear Warren Rehn:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 16, 2023

       Experts, page 14

   1. We note your disclosure that the consolidated financial statements as of December 31,
                                                        2022 and 2021,
incorporated in this prospectus by reference to your Form 10-K for the year ended December 31,
2022, have been incorporated in reliance on the report of
                                                        Armanino, LLP. We also
note the 10-K filed on March 22, 2022 in which Plante
                                                        & Moran audited the
financial statements for fiscal year end December 31, 2021, and served as your
independent auditor from 2013 to 2022. Please revise to reconcile these disclosures and file
the consent of Plante & Moran as an exhibit to your registration statement.
 Warren Rehn
FirstName LastNameWarren
Golden Minerals Company Rehn
Comapany
August 31, NameGolden
           2023        Minerals Company
August
Page 2 31, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris,
Legal Branch Chief, at (202) 551- 3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Brian Boonstra, Esq.